UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _________

Commission file number: N/A

Titan Mining Corporation

(Exact Name of Registrant as Specified in its Charter)

British Columbia	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

Suite 555, 999 Canada Place
Vancouver, British Columbia, Canada V6C 3E1
(604) 687-1717
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Cogency Global Inc. 122 E. 42nd Street, 18th Floor New York, New York 10168 (800) 221-0102
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:
Common Shares, no par value	TII	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes ☒ No

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☐ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. ☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

Titan Mining Corporation (the “Registrant” or the “Company”) is a Canadian issuer eligible to file this registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3. The Registrant is filing this Form 40-F registration statement with the SEC to register its class of common shares under Section 12(b) of the Exchange Act.

FORWARD LOOKING STATEMENTS

This registration statement on Form 40-F, including the exhibits hereto (collectively, the "Form 40-F"), includes certain statements that constitute "forward-looking statements" and "forward-looking information" (collectively referred to as "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These statements relate to future events or future performance and reflect management’s expectations regarding the Registrant’s growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, “target” or the negative of these terms or other comparable terminology.

All statements, other than statements of historical facts, are forward-looking statements, including but not limited to statements the Company believes that the district surrounding the Empire State Ming (the “ESM”) remains underexplored despite the long operating history of ESM; the nature, extent, location, and timing of future exploration and testing at ESM; that testing at targets prioritized for surface sampling, mapping and drilling occurs as scheduled, if at all; production guidance; anticipated head grade; anticipated zones that will be mined, and timing of such mining; that the Company continues to examine various financing options to bolster the Company’s treasury; that the Company may require additional funding in the next twelve months; and that the Company expects that it will continue to obtain funding through similar or other means depending on market conditions and other relevant factors at the time; anticipated recommencement of mining at the N2D zone of the ESM (the “N2D”), and timing and results therefrom; anticipated construction of the Facility and timing and results therefrom; the Company is focused on discovering and developing additional high-grade, low-cost mineral resources to feed the mill at ESM; ESM’s #4 mine is connected to its #2 mine, and there is potential for significant mineral resource expansion which is expected to support production growth; and exploration results indicating further potential mineral resource growth; the Company is targeting production from the processing facility for the Kilbourne Graphite Project’s (“Kilbourne”) natural graphite mineraled material (the “Facility”) by the fourth quarter of 2025; and the key objectives of the Facility are to obtain product for commencement of qualification sales and to develop a commercialization strategy for Kilbourne. Forward-looking statements are often, but not always, identified by the use of words such as may, will, seek, anticipate, believe, plan, estimate, budget, schedule, forecast, project, expect, intend, or similar expressions..

The forward-looking statements are based on a number of assumptions which, while considered reasonable by the Company, are subject to risks related to general business, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations being different than modelled; fluctuations in currency exchange rates; changes in project parameters; changes in costs, including labour, infrastructure, operating and production costs in respect of both the Company’s zinc and graphite operations; future prices of zinc, graphite and other minerals; variations of mineral grade or recovery rates; operating or technical difficulties in connection with exploration, development or mining activities, including the failure of plant, equipment or processes to operate as anticipated in respect of both the Company’s zinc and graphite operations; delays in completion of exploration, development or construction activities in respect of both the Company’s zinc and graphite operations; changes in government legislation and regulation; the ability to maintain and renew existing licenses and permits or obtain required licenses and permits in a timely manner; the ability to obtain financing on acceptable terms in a timely manner; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business.

Although the Company has attempted to identify important risks, uncertainties and other factors that could cause actual performance, achievements, actions, events, results or conditions to differ materially from those expressed in or implied by the forward-looking information, there may be other risks, uncertainties and other factors that cause performance, achievements, actions, events, results or conditions to differ from those anticipated, estimated or intended. Unless otherwise indicated, forward-looking statements contained herein are as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether due to new information, future events or results or otherwise, except as required by applicable law.

For a description of material factors that could cause the Registrant’s actual results to differ materially from the forward-looking statements in this Form 40-F see “Risk Factors” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2024, filed with this Form 40-F as Exhibit 99.61.

Readers should not place undue reliance on the Registrant’s forward-looking statements, as the Registrant’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Registrant’s business, or if the Registrant’s estimates or assumptions prove inaccurate. Therefore, the Registrant cannot provide any assurance that such forward-looking statements will materialize. The Registrant does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all mineral resource and mineral reserve estimates included in the documents incorporated by reference into this Registration Statement have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ from the requirements of the United States Securities and Exchange Commission (the “SEC”). Accordingly, mineral resource and mineral reserve estimates, and other scientific and technical information, contained in the documents incorporated by reference into this Registration Statement may not be comparable to similar information disclosed by U.S. companies.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Form 40-F, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”), and the audit is subject to Canadian auditing and auditor independence standards. Such financial statements may not be comparable to financial statements of United States companies prepared in accordance with United States generally accepted accounting principles.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(l) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through Exhibit 99.116, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF THE SECURITIES

The Company hereby incorporates the section entitled “Description of Capital Structure” from the Annual Information Form attached as Exhibit 99.61 hereto.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors

CONTRACTUAL AND OTHER OBLIGATIONS

The information provided under the heading “Commitments and Contingencies” in the Management’s Discussion and Analysis for the quarter ended September 30, 2025 included as Exhibit 99.107 to this Registration Statement on Form 40-F, is incorporated herein by reference.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Form 40-F and the documents incorporated herein by reference are in United States dollars. C$ indicates Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on November 12, 2025, based upon the average rate of exchange of Canadian dollars into United States dollars as quoted by the Bank of Canada was US$1.00 = C$1.4005.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Form 40-F.

NYSE AMERICAN CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the listing rules of the NYSE American LLC (the “NYSE American”) must disclose the ways in which its corporate governance practices differ from those followed by U.S. domestic companies. As required by Section 110 of the NYSE American Company Guide, the Registrant will disclose on its website, www.titanminingcorp.com, as of the listing date, a description of the significant ways in which the Registrant’s corporate governance practices differ from those followed by United States domestic companies pursuant to NYSE American standards.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to this Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TITAN MINING CORPORATION

By:	/s/ Rita Adiani
Name:	Rita Adiani
Title:	Chief Executive Officer (Principal Executive Officer)

Date: November 13, 2025

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this registration statement on Form 40-F.

Exhibits

99.1	News Release dated February 20, 2024

99.2	Audited Annual Financial Statements for the Company for the years ended December 31, 2023 and 2022

99.3	Annual Management’s Discussion and Analysis for the years ended December 31, 2023 and 2022

99.4	Certification of Annual Filings Full Certificate of the Company in connection with filing of annual financial statements and annual MD&A by CEO dated March 21, 2024

99.5	Certification of Annual Filings Full Certificate of the Company in connection with filing of annual financial statements and annual MD&A by CFO dated March 21, 2024

99.6	AB Form 13-501F1 (Class 1 Reporting Issuers and 3B Reporting Issuers – Participation Fee) dated March 21, 2024

99.7	ON Form 13-502F1 (Class 1 Reporting Issuers and 3B Reporting Issuers – Participation Fee) dated March 21, 2024

99.8	Annual Information Form for the year ended December 31, 2023

99.9	News Release dated March 21, 2024

99.10	News Release dated March 28, 2024

99.11	Material Change Report dated April 5, 2024

99.12	Notice of Meeting and Record Date for Annual General Meeting to be held on June 25, 2024

99.13	News Release dated April 9, 2024

99.14	News Release dated April 16, 2024

99.15	Condensed Consolidated Interim Financial Statements of the Company for the three months ended March 31, 2024 and 2023

99.16	Management’s Discussion and Analysis of the Company for the three months ended March 31, 2024

99.17	Certification of Interim Filings Full Certificate of the Company in connection with filing of interim financial statements and interim MD&A by CEO dated May 13, 2024

99.18	Certification of Interim Filings Full Certificate of the Company in connection with filing of interim financial statements and interim MD&A by CFO dated May 13, 2024

99.19	Form of Proxy for Annual General Meeting to be held on June 25, 2024

99.20	Management Information Circular dated May 13, 2024 for Annual General Meeting to be held on June 25, 2024

99.21	Notice of Meeting for Annual General Meeting to be held on June 25, 2024

99.22	Annual Return Card 2024

99.23	Notice of Meeting and Access Card for Annual General Meeting to be held on June 25, 2024

99.24	News Release dated May 14, 2024

99.25	News Release dated June 25, 2024

99.26	Report of Voting Results dated June 25, 2024

99.27	News Release dated June 26, 2024

99.28	News Release dated August 12, 2024

99.29	Condensed Consolidated Interim Financial Statements of the Company for the three and six months ended June 30, 2024 and 2023

99.30	Management’s Discussion and Analysis of the Company for the six months ended June 30, 2024

99.31	Certification of Interim Filings Full Certificate of the Company in connection with filing of interim financial statements and interim MD&A by CEO dated August 14, 2024

99.32	Certification of Interim Filings Full Certificate of the Company in connection with filing of interim financial statements and interim MD&A by CFO dated August 14, 2024

99.33	News Release dated August 15, 2024

99.34	News Release dated September 26, 2024

99.35	News Release dated October 2, 2024

99.36	Material Change Report dated October 4, 2024

99.37	Condensed Consolidated Interim Financial Statements of the Company for the three and nine months ended September 30, 2024 and 2023

99.38	Management’s Discussion and Analysis of the Company for the nine months ended September 30, 2024

99.39	Certification of Interim Filings Full Certificate of the Company. in connection with filing of interim financial statements and interim MD&A by CEO dated November 11, 2024

99.40	Certification of Interim Filings Full Certificate of the Company in connection with filing of interim financial statements and interim MD&A by CFO dated November 11, 2024

99.41	News Release dated November 12, 2024

99.42	News Release dated December 3, 2024

99.43	News Release dated December 11, 2024

99.44	Material Change Report dated December 13, 2024

99.45	Material Change Report dated December 13, 2024 (Second)

99.46	News Release dated January 7, 2025

99.47	Material Change Report dated January 14, 2025

99.48	Technical Report (NI 43-101) dated January 15, 2025

99.49	Consent of Qualified Person (Todd McCracken) dated January 15, 2025

99.50	Consent of Qualified Person (Oliver Peters) dated January 15, 2025

99.51	Consent of Qualified Person (Donald Taylor) dated January 15, 2025

99.52	Consent of Qualified Person (Deepak Malhotra) dated January 15, 2025

99.53	News Release dated January 16, 2025

99.54	News Release dated February 19, 2025

99.55	Audited Annual Financial Statements for the Company for the years ended December 31, 2024 and 2023

99.56	Annual Management’s Discussion and Analysis for the years ended December 31, 2024 and 2023

99.57	Certification of Annual Filings Full Certificate of the Company in connection with filing of annual financial statements and annual MD&A by CEO dated March 19, 2025

99.58	Certification of Annual Filings Full Certificate of the Company in connection with filing of annual financial statements and annual MD&A by CFO dated March 19, 2025

99.59	AB Form 13-501F1 (Class 1 Reporting Issuers and 3B Reporting Issuers – Participation Fee) dated March 19, 2025

99.60	ON Form 13-502F1 (Class 1 Reporting Issuers and 3B Reporting Issuers – Participation Fee) dated March 19, 2025

99.61	Annual Information Form for the year ended December 31, 2024

99.62	News Release dated March 20, 2025

99.63	Notice of Meeting for Annual General Meeting to be held on June 25, 2025

99.64	Condensed Consolidated Interim Financial Statements of the Company for the three months ended March 31, 2025 and 2024

99.65	Management’s Discussion and Analysis of the Company for the three months ended March 31, 2025

99.66	Certification of Interim Filings Full Certificate of the Company in connection with filing of interim financial statements and interim MD&A by CEO dated May 13, 2025

99.67	Certification of Interim Filings Full Certificate of the Company in connection with filing of interim financial statements and interim MD&A by CFO dated May 13, 2025

99.68	News Release dated May 14, 2025

99.69	News Release dated May 20, 2025

99.70	News Release dated June 19, 2025

99.71	Letter from PricewaterhouseCoopers LLP as successor auditor dated June 17, 2025

99.72	Letter from Ernst & Young LLP as former auditor dated June 17, 2025

99.73	Notice of Change of Auditor dated June 17, 2025

99.74	Material Change Report dated June 30, 2025

99.75	Notice of Meeting for Annual General Meeting (amended) to be held on August 20, 2025

99.76	News Release dated July 4, 2025

99.77	Annual Return Card 2025

99.78	Notice of Meeting and Access Card for Annual General Meeting to be held on August 20, 2025

99.79	Form of Proxy for Annual General Meeting to be held on August 20, 2025

99.80	Management Information Circular dated July 9, 2025 for Annual General Meeting to be held on August 20, 2025

99.81	Notice of Meeting for Annual General Meeting to be held on August 20, 2025

99.82	News Release dated July 21, 2025

99.83	News Release dated July 22, 2025

99.84	Material Change Report dated July 28, 2025

99.85	Credit Agreement between the Company, certain of its subsidiaries and Augusta Investments Inc. dated July 21, 2025

99.86	Condensed Consolidated Interim Financial Statements of the Company for the three and six months ended June 30, 2025 and 2024

99.87	Management’s Discussion and Analysis of the Company for the six months ended June 30, 2025

99.88	Certification of Interim Filings Full Certificate of the Company in connection with filing of interim financial statements and interim MD&A by CEO dated August 11, 2025

99.89	Certification of Interim Filings Full Certificate of the Company in connection with filing of interim financial statements and interim MD&A by CFO dated August 11, 2025

99.90	News Release dated August 12, 2025

99.91	News Release dated August 20, 2025

99.92	Report of Voting Results dated August 20, 2025

99.93	News Release dated August 28, 2025

99.94	News Release dated September 8, 2025

99.95	Notice of Change of Auditor dated September 12, 2025

99.96	Letter of Ernst & Young LLP as successor auditor dated September 15, 2025

99.97	Letter of PriceWaterhouseCoppers LLP as former auditor dated September 12, 2025

99.98	News Release dated September 16, 2025

99.99	Material Change Report dated September 18, 2025

99.100	News Release dated October 7, 2025

99.101	News Release dated October 14, 2025

99.102	News Release dated October 20, 2025

99.103	News Release dated October 27, 2025

99.104	News Release dated October 30, 2025

99.105	Letter of Transmittal dated October 30, 2025

99.106	Condensed Consolidated Interim Financial Statements of the Company for the three and nine months ended September 30, 2025 and 2024

99.107	Management’s Discussion and Analysis of the Company for the nine months ended September 30, 2025

99.108	Certification of Interim Filings Full Certificate of the Company in connection with filing of interim financial statements and interim MD&A by CEO dated November 4, 2025

99.109	Certification of Interim Filings Full Certificate of the Company in connection with filing of interim financial statements and interim MD&A by CFO dated November 4, 2025

99.110	News Release dated November 5, 2025

99.111	Material Change Report dated November 6, 2025

99.112	Consent of Ernst & Young LLP

99.113	Consent of Todd McCracken

99.114	Consent of Oliver Peters

99.115	Consent of Donald Taylor

99.116	Consent of Deepak Malhotra